

P.O. BOX 738 - MARIETTA, OHIO - 45750
www.peoplesbancorp.com

# NEWS RELEASE

**FOR IMMEDIATE RELEASE**

October 26, 2021

**Contact:** Katie Bailey

Chief Financial Officer and Treasurer

(740) 376-7138

## PEOPLES BANCORP INC. ANNOUNCES THIRD QUARTER 2021 RESULTS

**MARIETTA, Ohio** - Peoples Bancorp Inc. ("Peoples") (Nasdaq: PEBO) today announced results for the three and nine months ended September 30, 2021. Peoples reported a net loss of $5.8 million for the third quarter of 2021, representing a loss per diluted common share of $0.28. In comparison, Peoples recognized earnings per diluted common share of $0.51 for the second quarter of 2021 and earnings per diluted common share of $0.51 for the third quarter of 2020. For the nine months ended September 30, 2021, Peoples recorded net income of $19.8 million, or $0.99 per diluted common share, compared to $14.2 million, or $0.70 per diluted common share, for the nine months ended September 30, 2020.

Non-core items, and the related tax effect of each, in net (loss) income included acquisition-related expenses, contract negotiation expenses, COVID-19-related expenses, a contribution to Peoples Bank Foundation, Inc., pension settlement charges, severance expenses, gains and losses on investment securities, asset disposals and other transactions. Non-core items negatively impacted earnings per diluted common share by $0.71 for the third quarter of 2021, $0.10 for the second quarter of 2021, and $0.05 for the third quarter of 2020. Non-core items negatively impacted earnings per diluted common share by $0.98 and $0.12 for the nine months ended September 30, 2021, and 2020, respectively.

"We are delighted to have closed on our acquisition of Premier and Citizens," said Chuck Sulerzyski, President and Chief Executive Officer. "We are grateful for the dedication of all colleagues to make the conversion as flawless as possible. We are excited to bring our insurance, investments and leasing capabilities to our new clients and prospects."

### Completion of Premier Acquisition:

On March 29, 2021, Peoples and Premier Financial Bancorp, Inc. ("Premier") jointly announced the signing of a definitive Agreement and Plan of Merger, dated March 26, 2021 (the "Merger Agreement"), pursuant to which Peoples was to acquire, in an all-stock merger, Premier, a bank holding company headquartered in Huntington, West Virginia, and the parent company of Premier Bank, Inc. ("Premier Bank") and Citizens Deposit Bank and Trust, Inc. ("Citizens"). Under the terms and subject to the conditions of the Merger Agreement, Premier merged with and into Peoples (the "Merger"), and Premier Bank and Citizens subsequently merged with and into Peoples' wholly-owned subsidiary, Peoples Bank, in a transaction valued at $261.9 million. At the close of business on September 17, 2021, the financial services offices of each of Premier Bank and Citizens became branches of Peoples Bank. Peoples acquired $1.1 billion in loans and $1.8 billion in deposits. Peoples preliminarily recorded $71.0 million in goodwill and $4.2 million in other intangible assets in connection with the Merger.

### COVID-19:

The income statement and balance sheet results for the three and nine months ended and as of September 30, 2021 continued to be affected by ongoing developments related to COVID-19, the reactions of government authorities, individuals and businesses, and the associated impact to the economy, specifically in Peoples' footprint. Many of the limitations imposed by state and local governments were largely removed by the end of the second quarter of 2021; however, the impact caused by the previous closures continued to significantly impact the economy during the third quarter of 2021. The Board of Governors of the Federal Reserve System (the "Federal Reserve Board") maintained the Federal Funds interest rate effective target range at 0.00% to 0.25% during the third quarter of 2021. Additionally, the London

Interbank Offered Rate ("LIBOR") and the U.S. Prime Rate both remained historically low throughout the third quarter of 2021, which impacted results for the quarter.

The federal government's passage of the Coronavirus Aid, Relief, and Economic Security ("CARES") Act resulted in the creation of the Paycheck Protection Program ("PPP") targeted to provide small businesses with financial support to cover payroll and certain other specific types of expenses for a specified period of time. Loans made under the PPP are fully guaranteed by the Small Business Administration ("SBA") and, therefore, carry no related allowance for credit losses. These loans earn 1% interest, and participating banks receive an origination fee of between 1% and 5%, based on the size of the PPP loan. An extension of this economic relief occurred with the enactment of the Consolidated Appropriations Act, 2021 in December 2020.  As of September 30, 2021, Peoples had $135.8 million aggregate principal amount in PPP loans outstanding (including $28.2 million acquired in the Merger with Premier), which were included in commercial and industrial loan balances, compared to $187.6 million at June 30, 2021.  During the third quarter of 2021, Peoples received forgiveness payments from the SBA of $132.2 million on previously originated PPP loans.  During the second quarter of 2021, Peoples received forgiveness payments from the SBA of $186.3 million on previously originated PPP loans and originated new PPP loans in the aggregate principal amount of $22.0 million.  During the third quarter of 2020, Peoples received $0.8 million in forgiveness payments from the SBA on previously originated PPP loans.  Peoples recognized interest income on deferred loan fees/costs of $3.1 million, $3.4 million and $1.9 million during the third and second quarters of 2021 and the third quarter of 2020, respectively, along with $0.4 million, $0.7 million and $1.2 million of interest earned on PPP loans during the third and second quarters of 2021 and the third quarter of 2020, respectively.  At September 30, 2021, Peoples had $4.0 million in net deferred loan fees/costs to recognize over the remaining terms of the PPP loans, which are generally five years.

Interest income was negatively impacted by the reduction in interest rates initiated by the Federal Reserve Board in 2020 and interest rates have remained low through the first nine months of 2021.  Additionally, the average yield on variable rate commercial loans that are subject to changes in the LIBOR and the U.S. Prime Rate moved downward in 2020 and remained low in the first nine months of 2021, impacting interest income and net interest margin.  The addition of the North Star Leasing equipment leasing business has partially offset this impact by adding 28 basis points to the net interest margin during the third quarter of 2021 and 20 basis points during the first nine months of 2021.  The impact of the prepayment speed activity within Peoples' investment securities portfolio was reduced during the third quarter of 2021 due to efforts previously undertaken to reposition the portfolio.

Peoples incurred non-core non-interest expenses as a result of COVID-19.  COVID-19-related expenses recognized during both the third and second quarters of 2021 were $0.2 million and $0.1 million during the third quarter of 2020 and were primarily related to providing Peoples' employees meals in support of local businesses and assisting employees with childcare and elder care needs, as well as taking extra precautions in cleaning facilities.

**North Star Leasing:**

Peoples Bank entered into an Asset Purchase Agreement, dated March 24, 2021 (the "Asset Purchase Agreement"), with NS Leasing, LLC ("NSL") pursuant to which Peoples Bank acquired the equipment finance and leasing business of NSL. The transaction closed after the end of business on March 31, 2021 and Peoples Bank began operating the acquired business as North Star Leasing, a division of Peoples Bank on April 1, 2021.  Peoples Bank acquired assets comprising NSL's equipment finance business, including $83.3 million in leases and satisfied, on behalf of NSL, certain third-party debt in the amount of $69.1 million. Peoples Bank paid total consideration of $116.6 million, plus a potential earn-out payment to NSL of up to $3.1 million. Based in Burlington, Vermont, the North Star Leasing division underwrites, originates and services equipment leases and equipment financing agreements to businesses throughout the United States. Peoples recorded preliminary goodwill in the amount of $24.7 million and preliminary other intangibles of $14.0 million, which included customer relationship intangible, trade-name intangible and non-compete agreements related to this transaction. Peoples recorded an additional $0.4 million in non-interest expense during the third quarter of 2021 related to an update to the estimated earn-out provision of $2.7 million. As of September 30, 2021, equipment leases had grown to $111.4 million.

**Peoples Premium Finance:**

Effective after the close of business on June 30, 2020, Peoples closed on the business combination under which Peoples Bank acquired the operations and assets of Triumph Premium Finance ("TPF"), a division of TBK Bank, SSB. Based in Kansas City, Missouri, the division operating as Peoples Premium Finance provides insurance premium financing loans for commercial customers to purchase property and casualty insurance products through Peoples Premium Finance's growing network of independent insurance agency partners nationwide. Peoples Bank acquired $84.4 million in loans at the acquisition date, after fair value adjustments.  Peoples also recorded $4.3 million of other intangible assets and $5.5

million of goodwill related to the acquisition. As of September 30, 2021, Peoples Premium Finance loans had grown to $134.8 million.

## Statement of Operations Highlights:

- ***Net interest income increased $2.9 million, or 7%, compared to the linked quarter and increased $7.5 million, or 21%, compared to the third quarter of 2020.***
  - ◦ Net interest margin increased five basis points to 3.50% for the third quarter of 2021, compared to 3.45% for the linked quarter and increased 36 basis points compared to 3.14% for the third quarter of 2020. The increase in net interest margin compared to the linked quarter was attributable to growth in interest-earning assets and a four basis point decrease in the average costs of funds.
  - ◦ The increase in net interest income for the third quarter of 2021, compared to the third quarter of 2020, reflected the impact of the additional interest income from NSL leases, PPP loans, premium finance loans and investment securities coupled with lower funding costs.
- ***Peoples recorded a provision for credit losses of $9.0 million for the third quarter of 2021, compared to $3.1 million for the second quarter of 2021, and $4.7 million for the third quarter of 2020.***
  - ◦ The provision for credit losses for the third quarter was attributable to the day-one allowance of $11.0 million for the loans acquired from Premier, offset by a release of credit losses due to changes in economic factors and loss drivers within the current expected credit loss ("CECL") model.
  - ◦ Net charge-offs were $1.6 million, or 0.18% of average total loans annualized, for the third quarter of 2021.
    - ▪ The increase in net charge-offs was primarily the result of one commercial and industrial loan aggregating $0.5 million.
- ***Total non-interest income, excluding net gains and losses, increased $0.5 million, or 3%, compared to the linked quarter, and decreased $0.4 million, or 3%, compared to the third quarter of 2020.***
  - ◦ The increase in non-interest income, excluding gains and losses, compared to the second quarter of 2021 was largely driven by higher service charges on deposit accounts.
  - ◦ Total non-interest income, excluding net gains and losses, for the third quarter of 2021 was 28% of total revenue.
- ***Total non-interest expense increased $18.0 million, or 45%, compared to the linked quarter and $23.5 million, or 69%, compared to the third quarter of 2020.***
  - ◦ The increase in total non-interest expense for the third quarter of 2021 was primarily due to non-core expenses of $18.4 million, primarily consisting of $16.2 million in acquisition-related expenses related to the Premier Merger, coupled with $1.9 million in contract negotiation expenses related to Peoples Bank's core banking systems.
  - ◦ The third quarter of 2021 included other non-core expenses, such as $0.2 million of expenses related to COVID-19 and pension settlement charges of $0.1 million. The linked quarter had $2.6 million of non-core expenses and the third quarter of 2020 had $1.2 million.
  - ◦ For the third quarter of 2021, the efficiency ratio was 94.7%. When adjusted for non-core items, the efficiency ratio was 63.9% for the third quarter of 2021.

## Balance Sheet Highlights:

- ***Period-end total loan balances were up $1.1 billion compared to June 30, 2021.***
  - ◦ The increase in period-end loan balances was the result of loans acquired from Premier during the third quarter aggregating $1.1 billion.
  - ◦ Leases grew to $111.4 million during the quarter, or 66% annualized.
  - ◦ Premium finance loans grew to $134.8 million during the quarter, or 60% annualized.
  - ◦ Excluding PPP loans and loans acquired from Premier, loan growth for the quarter was $51.0 million, or 6% annualized.
- ***Asset quality metrics deteriorated slightly during the quarter.***
  - ◦ Annualized net charge-offs for the quarter remained low at 0.18% of average loans, driven primarily by one commercial and industrial loan charge-off of $0.5 million.
  - ◦ The provision for credit losses recorded during the quarter was driven by the day-one allowance relating to the Premier acquisition.
  - ◦ Delinquency trends deteriorated slightly as loans considered current comprised 98.9% of the loan portfolio at September 30, 2021, compared to 99.1% at June 30, 2021.
  - ◦ Nonperforming assets increased $25.6 million compared to June 30, 2021. The increase was primarily related to nonperforming loans and other real estate owned acquired from Premier.
  - ◦ Criticized loans increased $121.0 million during the third quarter of 2021. The increase was the result of criticized loans acquired from Premier, offset by the pay-off of six commercial and industrial loans with an aggregate principal balance of $12.3 million and several smaller loans.

◦ Classified loans increased $73.5 million during the third quarter of 2021. The increase was driven by loans acquired from Premier.

- ***Period-end total deposit balances at September 30, 2021 increased $1.6 billion, or 38%, compared to June 30, 2021.***
  ◦ The increase in total deposits compared to June 30, 2021 was driven primarily by $1.8 billion in deposits acquired from Premier including $735.2 million in non-interest bearing deposits and $1.0 billion in interest bearing deposits.
  ◦ Total demand deposit balances were 46% of total deposit balances at September 30, 2021 and 45% at June 30, 2021.

**Net Interest Income:**

Net interest income was $42.6 million for the third quarter of 2021, an increase of $2.9 million, or 7%, compared to the linked quarter. Net interest margin was 3.50% for the third quarter of 2021, compared to 3.45% for the linked quarter. The increases in net interest income and net interest margin primarily reflected growth in interest earning assets. A reduction in the cost of funds benefited net interest income compared to the linked quarter, and also contributed to the improvement in net interest margin. Net interest income and net interest margin both have been negatively impacted by the excess liquidity environment present in the financial services sector since the beginning of the COVID-19 pandemic by way of increased low yielding cash reserves. Net interest income and net interest margin continue to be impacted by the low interest rate environment caused by COVID-19 that continued throughout the third quarter of 2021. Peoples recognized interest income on deferred loan fees/costs of $3.1 million and $3.4 million during the third and second quarters of 2021, respectively, along with $0.4 million and $0.7 million of interest earned on PPP loans during the third and second quarters of 2021, respectively. At September 30, 2021, Peoples had $4.0 million in net deferred loan fees/costs to recognize over the remaining terms of the PPP loans, which are generally five years.

Net interest income for the third quarter of 2021 increased $7.5 million, or 21%, compared to the third quarter of 2020. Net interest margin increased 36 basis points compared to 3.14% for the third quarter of 2020. The increase in net interest income compared to the third quarter of 2020 was driven by lease income, PPP loan income, premium finance loan income, and a reduction of 12 basis points in the cost of funds. Peoples recognized interest income on deferred loan fees/costs of $1.9 million during the third quarter of 2020 and $1.2 million in interest earned on PPP loans during the third 2020. Also contributing to the increase in net interest income and net interest margin were an increase in the average balance of investment securities and a 20 basis point increase in yield on the investment securities portfolio.

Accretion income, net of amortization expense, from acquisitions was $1.0 million for the third quarter of 2021, $0.8 million for the second quarter of 2021 and $0.5 million for the third quarter of 2020, which added 8 basis points, 7 basis points and 5 basis points, respectively, to net interest margin.

For the first nine months of 2021, net interest income increased $13.2 million, or 13%, compared to the first nine months of 2020, while net interest margin increased 14 basis points to 3.41%. The change in net interest income was the result of lower funding costs due to a shift from higher cost overnight FHLB advances to lower cost brokered deposits, as well as a higher volume of loans and leases due to the Premier, NSL and premium finance acquisitions. Peoples recognized interest income on deferred loan fees/costs of $11.2 million and $3.8 million during the first nine months of 2021 and 2020, respectively, along with $2.0 million and $2.1 million of interest earned on PPP loans during the first nine months of 2021 and 2020, respectively.

Accretion income, net of amortization expense, from acquisitions was $2.2 million for the nine months ended September 30, 2021, compared to $2.6 million for the nine months ended September 30, 2020, which added 6 and 8 basis points, respectively, to net interest margin.

**Provision for (Recovery of) Credit Losses:**

The provision for credit losses was $9.0 million for the third quarter of 2021, compared to $3.1 million for the linked quarter and $4.7 million for the third quarter of 2020. The change in the provision for credit losses compared to the linked quarter was primarily due to the day-one allowance for credit losses of $11.0 million related to the loans acquired from Premier, which was recognized in the third quarter of 2021. Excluding the day-one allowance for credit losses related to loans acquired from Premier, a release of allowance for credit losses was based on changes in economic factors and loss drivers used in the CECL model. Compared to the third quarter of 2020, the change in the provision for credit losses was primarily due to the impact of economic assumptions used in the CECL model and Peoples' own credit portfolio developments related to COVID-19, coupled with the day-one allowances for credit losses required in connection with the acquisitions of Premier in the third quarter of 2021 and NSL in the second quarter of 2021.

The provision for credit losses was $7.3 million for the first nine months of 2021, compared to $33.5 million for the first nine months of 2020. The change in the provision for credit losses compared to the first nine months of 2020 was primarily due to improved economic factors and updated loss drivers and their impact on assumptions used in the CECL model throughout the first nine months of 2021.

Net charge-offs for the third quarter of 2021 were $1.6 million, or 0.18% of average total loans annualized, compared to net charge-offs of $0.8 million, or 0.09% of average total loans annualized, for the linked quarter and net charge-offs of $0.7 million, or 0.08% of average total loans annualized, for the third quarter of 2020.  Net charge-offs for the nine months ended September 30, 2021 were $3.4 million, or 0.13% of average total loans annualized, compared to $0.9 million, or 0.04% of average total loans annualized for the nine months ended September 30, 2020. Net charge-offs for the third quarter included one commercial and industrial loan aggregating $0.5 million.  For additional information on credit trends and the allowance for credit losses, see the "Asset Quality" section below.

**Net Gains and Losses:**

Net gains and losses include gains and losses on investment securities, asset disposals and other transactions, which are included in total non-interest income on the Consolidated Statements of Operations.  Net losses realized during the third quarter of 2021 were $0.5 million, compared to net losses of $0.3 million for the linked quarter, and net gains of $26,000 for the third quarter of 2020.  Net losses for the third quarter of 2021 were driven primarily by losses on the disposal of fixed assets acquired from Premier and the sales of securities during the third quarter of 2021.  During the third quarter of 2021, Peoples sold $400.6 million of available-for-sale investment securities and reinvested $358.7 million of the proceeds into higher-yielding investments.  During the second quarter of 2021, Peoples sold $33.6 million of available-for-sale investment securities incurring a net loss of $0.2 million, and reinvested a portion of the proceeds into higher-yielding investments that are less sensitive to prepayment speeds.

For the first nine months of 2021, net losses were $1.2 million, compared to net gains of $0.1 million for the first nine months of 2020.  Net losses for the first nine months of 2021 were primarily the result of the sales of available-for-sale investment securities and the disposal of fixed assets acquired from Premier noted above.  Net gains recognized during the first nine months of 2020 were the result of gains recognized on the sale of available-for-sale investment securities, offset partially by losses on asset disposals.

**Total Non-interest Income, Excluding Net Gains and Losses:**

Total non-interest income, excluding net gains and losses, for the third quarter of 2021 was up $0.7 million compared to the linked quarter.  The rise in non-interest income, excluding net gains and losses, was the result of an increase in overdraft fees included in deposit account service charges of $0.5 million and a $0.5 million increase in income recognized on leases related to the early termination of leases and other fees, offset partially by declines in trust and investment income, electronic banking income and mortgage banking income.

Compared to the third quarter of 2020, non-interest income, excluding net gains and losses, was flat.  Service charges on deposit accounts increased $0.3 million, trust and investment income increased $0.7 million, electronic banking income increased $0.6 million and other income increased $0.6 million.  These increases were offset by a decline in mortgage banking income of $1.9 million.  The increase in trust and investment income was due to an increase in the market value of assets under management coupled with new accounts added during the first nine months of 2021.  Electronic banking income increased in the third quarter of 2021 due to an increase in interchange income earned from customers' debit and credit card usage during the quarter.  Other income increased in the third quarter of 2021 due to other fee income of $0.5 million recognized on leases related to the early termination of leases and other fees.

For the first nine months of 2021, total non-interest income, excluding net gains and losses, increased $3.2 million, compared to the first nine months of 2020.  The increase was caused by higher insurance income, trust and investment income, electronic banking income and other income, offset by lower mortgage banking income.  Insurance income was higher as a result of new accounts added during the year.  The increase in trust and investment income was due to an increase in the market value of assets under management along with new accounts added during the first nine months of 2021.  Electronic banking income was up due to an increase in debit and credit card transactions. Mortgage banking income was down because of a lower origination volume caused by a lower inventory of homes for sale.

**Total Non-interest Expense:**

Total non-interest expense was up $18.0 million, or 45%, for the three months ended September 30, 2021, compared to the linked quarter.  The increase in total non-interest expense for the third quarter of 2021 was primarily due to the recognition of $16.2 million of acquisition-related expenses due to the closing of the Premier Merger during the quarter.  Total non-interest expense in the third quarter of 2021 also contained other non-core expenses such as $0.2 million in COVID-19-related expenses and a one-time expense related to contract negotiations related to the renewal of Peoples Bank's core banking systems of $1.9 million.  During the second quarter of 2021, non-core expenses included acquisition-related expenses of $2.4 million and $0.2 million in COVID-19-related expenses.

Compared to the third quarter of 2020, total non-interest expense increased $23.5 million, or 69%, primarily due to an increase in acquisition-related expenses of $16.2 million, an increase in salaries and employee benefit costs of $6.2 million and an increase in amortization of intangible assets of $0.4 million.  The increases in salaries and employee benefit costs and amortization of intangible assets were primarily the result of the acquisitions of Premier and NSL.

For the nine months ended September 30, 2021, total non-interest expense increased $35.3 million compared to the same period last year.  The variance was driven primarily by increases of $20.5 million in acquisition-related expenses, $11.0 in salaries and employee benefit costs, and data processing and software costs of $2.1 million.  These changes were partially offset by decreases in pension settlement charges and COVID-19-related expenses. Similar to the quarterly comparisons, the acquisitions of Premier, NSL and premium finance increased salaries and employee benefit costs, as well as amortization of intangible assets.

The efficiency ratio for the third quarter of 2021 was 94.7%, compared to 68.6% for the linked quarter, and 64.1% for the third quarter of 2020.  The change in the efficiency ratio compared to the linked quarter was primarily due to the acquisition-related expenses mentioned above.  The efficiency ratio, adjusted for non-core items, was 63.9% for the third quarter of 2021, compared to 64.0% for the linked quarter and 61.8% for the third quarter of 2020.  Peoples continues to focus on controlling expenses, while recognizing some necessary costs in order to continue growing the business.

**Income Tax Expense:**

Peoples recorded an income tax benefit of $2.2 million for the third quarter of 2021, compared to income tax expense of $2.4 million for the linked quarter and income tax expense of $2.6 million for the third quarter of 2020.  The income tax benefit for the third quarter of 2021, compared to the income tax expense for the linked quarter, was due to the net loss recognized in the third quarter of 2021.  The increase in income tax expense for the nine months ended September 30, 2021, compared to the nine months ended September 30, 2020, was due to higher pre-tax income.

**Loans:**

The period-end total loan balances at September 30, 2021 increased $1.1 billion compared to June 30, 2021.  The increase in the period-end loan balances was driven by $1.1 billion in loans acquired from Premier, coupled with growth in premium finance loans of $17.7 million, growth in leases of $15.8 million, and organic loan growth of $14.3 million, offset partially by $132.2 million in forgiveness received on PPP loans during the quarter.  Excluding PPP loan balances and loans acquired, the period-end loan balances grew 6% annualized for the three months ended September 30, 2021.

The period-end total loan balances increased $1.1 billion compared to December 31, 2020.  The increase in the period-end loan balances was driven by loans acquired from Premier, along with leases acquired of $83.3 million and growth in leases of $28.1 million, growth of premium finance loans of $20.0 million, and organic loan growth of $68.2 million, offset partially by $474.2 million in forgiveness received on PPP loans during the quarter.

The period-end total loan balances increased $1.0 billion compared to September 30, 2020.  The acquisition of Premier added $1.1 billion while premium finance grew $30.6 million in loan balances as of September 30, 2021 and the NSL acquisition added $111.4 million in leases as of September 30, 2021.  Consumer indirect loans grew $51.6 million, while commercial real estate loans grew $715.9 million and commercial and industrial loans, excluding Premier and PPP loans, grew $28.4 million.  Consumer indirect loan originations continued to grow, which was driven by customer demand.  The comparable growth discussed above, excluding Premier, was muted by decreases in PPP loans of $352.9 million and residential real estate loans of $75.9 million.  Residential real estate loans were down due to lower refinance activity and lower than expected purchase-money mortgage volume due to shortages in available homes for sale.

Quarterly average loan balances increased $112.2 million, or 3%, in the third quarter of 2021 compared to the linked quarter.  The growth was driven by loans acquired from Premier, coupled with growth in leases, premium finance loans and commercial and industrial loans (excluding PPP loans).  This increase was offset by a decrease in average PPP loans, which are included with commercial and industrial loan balances, of $128.9 million, or 46%.  The residential real estate average loan balances decreased because of lower refinance activity.

Compared to the third quarter of 2020, quarterly average loan balances increased $85.1 million, or 2%, driven by loans acquired from Premier, leases acquired and originated, premium finance loans acquired and originated, and indirect consumer loan originations.  Average indirect consumer loan balances increased $63.4 million, or 13%, compared to the third quarter of 2020.

For the first nine months of 2021, average loan balances grew $246.6 million, or 8%, compared to the same period in 2020.  The increase was driven primarily by loans and leases acquired from Premier and NSL, respectively.

**Asset Quality:**

Asset quality metrics deteriorated slightly during the quarter.  Total nonperforming assets increased $25.6 million, or 95%, compared to June 30, 2021, and were up $24.0 million and $23.1 million compared to December 31, 2020 and September 30, 2020, respectively.  The increase in nonperforming assets compared to the prior quarter was primarily attributable to nonperforming loans acquired from Premier. Nonperforming assets as a percent of total loans and OREO were 1.17% at September 30, 2021, up from 0.80% at June 30, 2021, 0.84% at December 31, 2020 and 0.85% at September 30, 2020.

Criticized loans, which are those categorized as special mention, substandard or doubtful, increased $121.0 million compared to June 30, 2021, were up $108.2 million compared to December 31, 2020 and were up $111.6 million compared to September 30, 2020. As a percent of total loans, criticized loans were 5.23% at September 30, 2021, compared to 3.37% at June 30, 2021, 3.72% at December 31, 2020 and 3.55% at September 30, 2020. The increase in the amount of criticized loans compared to June 30, 2021 was primarily due to the criticized loans acquired from Premier, offset by the pay-off of six commercial and industrial loans with an aggregate principal balance of $12.3 million and the pay-off of several smaller commercial loans. Compared to December 31, 2020 and September 30, 2020, the increase in the amount of criticized loans was largely due to criticized loans acquired from Premier. Classified loans, which are those categorized as substandard or doubtful, increased $73.5 million, compared to June 30, 2021, increased $70.1 million, compared to December 31, 2020 and were up $66.6 million, compared to September 30, 2020. As a percent of total loans, classified loans were 3.18% at September 30, 2021, compared to 2.05% at June 30, 2021, and 2.19% at September 30, 2020. The increase in classified loans was driven by the classified loans acquired from Premier, offset partially by pay-offs of several commercial and industrial loans.

Annualized net charge-offs were 0.18% of average total loans for the third quarter of 2021, compared to 0.09% for the linked quarter. Annualized net charge-offs were 0.13% of average total loans for the first nine months of 2021, compared to 0.04% for the first nine months of 2020.

At September 30, 2021, the allowance for credit losses was $77.4 million, compared to $47.9 million at June 30, 2021, $50.4 million at December 31, 2020 and $58.1 million at September 30, 2020. The change in the allowance for credit losses compared to June 30, 2021 was primarily due to the acquisition of Premier. During the third quarter of 2021, Peoples recorded the day-one allowance for credit losses of $11.0 million related to the loans acquired from Premier, and a credit adjustment of $22.3 million. Excluding the day-one allowance for credit losses and credit adjustment related to loans acquired from Premier, the release of allowance for credit losses was based on economic factors and loss drivers used in the CECL model. The increases in the allowance for credit losses compared to December 31, 2020 and September 30, 2020 were related to the acquisitions of Premier and NSL coupled with the impact of COVID-19 and economic assumptions used in the CECL model at that time. The ratio of the allowance for credit losses as a percent of total loans was 1.72% at September 30, 2021, compared to 1.42% at June 30, 2021, 1.48% at December 31, 2020 and 1.67% at September 30, 2020. The ratio of the allowance for credit losses as a percent of total loans includes PPP loans that do not have an allowance because of the guarantee by the SBA. Excluding PPP loans, the ratio of the allowance for credit losses as a percent of total loans would increase to 1.78% at September 30, 2021, compared to 1.51% at June 30, 2021, 1.66% at December 31, 2020, and 1.93% at September 30, 2020.

**Deposits:**

As of September 30, 2021, period-end deposit balances were up $1.6 billion, or 38%, compared to June 30, 2021. The increase was driven overall by deposits acquired from Premier. On September 17, 2021, Peoples acquired $391.9 million in non-interest bearing deposits and $1.4 billion in interest bearing deposits, including $293.4 million in certificates of deposit. Excluding deposits acquired from Premier, brokered CDs decreased $60.7 million, money market deposits decreased $75.4 million and non-interest bearing checking accounts decreased $13.2 million. These decreases were offset partially by a seasonal increase in governmental deposits of $24.6 million. The overall decrease in brokered deposits, excluding those acquired from Premier, was impacted by the maturity of $50.0 million in brokered deposits and replacing those deposits with a 90-day FHLB advance.

Period-end deposit balances grew $1.9 billion, or 49%, compared to December 31, 2020. The increase was driven by deposits acquired from Premier. Excluding the deposits acquired from Premier, deposits increased $98.3 million primarily as a result of an increase in non-interest bearing deposit accounts. Customers continued maintaining higher balances due primarily to economic stimulus payments provided by the government, as well as changes in customer buying habits.

Period-end deposit balances grew $1.9 billion, or 48%, compared to September 30, 2020. The increase was driven by deposits acquired from Premier coupled with economic stimulus payments provided by the government as well as changes in customer buying habits as the pandemic continued throughout 2020 and the first nine months of 2021.

Average deposit balances during the third quarter of 2021 increased $240.9 million, or 6%, compared to the linked quarter. This increase was the result of deposits acquired from Premier. Compared to the third quarter of 2020, quarterly average deposits increased $635.7 million, or 16%. Total demand deposit accounts comprised 46% of total deposits at September 30, 2021, 45% at June 30, 2021, and 42% at September 30, 2020.

**Stockholders' Equity:**

Total stockholders' equity at September 30, 2021 increased by $246.6 million compared to June 30, 2021, which was driven by common shares issued for the acquisition of Premier, offset by the net loss for the quarter, an other comprehensive loss of $3.7 million and dividends paid to shareholders of $7.1 million. The change from an accumulated other comprehensive income was the result of the changes in the market value of available-for-sale investment securities to an accumulated other comprehensive loss of $6.0 million at September 30, 2021, compared to an accumulated other comprehensive loss of $2.2 million at June 30, 2021.

Total stockholders' equity at September 30, 2021 increased $256.4 million compared to December 31, 2020. This increase was driven by common shares issued for the acquisition of Premier and net income for the first nine months of 2021, offset by $21.0 million in dividends paid to shareholders and the change in accumulated other comprehensive income to an accumulated other comprehensive loss of $7.2 million.

Total stockholders' equity at September 30, 2021 increased $265.2 million, or 47%, compared to September 30, 2020, which was mainly due to common shares issued for the acquisition of Premier and $40.4 million in net income during the prior twelve-month period, offset by a decrease in accumulated other comprehensive income of $8.8 million and dividends paid of $27.9 million. The decrease in accumulated other comprehensive income was the result of a lower market value related to the available-for-sale investment securities portfolio, which was driven by changes in interest rates from September 30, 2020 to September 30, 2021.

At September 30, 2021, the tier 1 risk-based capital ratio was 12.34%, compared to 11.56% at June 30, 2021, and 13.07% at September 30, 2020. The common equity tier 1 risk-based capital ratio was 12.06% at September 30, 2021, compared to 11.34% at June 30, 2021, and 12.83% at September 30, 2020. The total risk-based capital ratio was 13.59% at September 30, 2021, compared to 12.75% at June 30, 2021, and 14.33% at September 30, 2020. Peoples adopted the five-year transition to phase in the impact of the adoption of CECL on regulatory capital ratios. Compared to each of June 30, 2021 and September 30, 2020, the capital ratios were impacted by dividends paid to shareholders and an other comprehensive loss recognized in the first nine months of 2021, which both reduced capital.

Book value per common share and tangible book value per common share, which excludes goodwill and other intangible assets, were $29.43 and $18.98, respectively, at September 30, 2021, compared to $29.78 and $18.51, respectively, at June 30, 2021, $29.43 and $19.99, respectively, at December 31, 2020, and $28.74 and $19.34, respectively, at September 30, 2020. The increase in stockholders' equity drove the change in book value per common share compared to June 30, 2021. The change in tangible book value for all periods was caused by the intangible assets associated with the Premier and NSL acquisitions.

The ratio of total stockholders' equity to total assets was 11.78% at September 30, 2021, up from 11.55% at June 30, 2021. The tangible equity to tangible assets ratio, which excludes goodwill and other intangible assets, increased 42 basis points compared to June 30, 2021, due primarily to the changes in stockholders' equity noted above.

The ratio of total stockholders' equity to total assets decreased 30 basis points compared to December 31, 2020, because assets grew faster than stockholders' equity due to the acquisitions of NSL and Premier. The tangible equity to tangible assets ratio decreased 62 basis points compared to December 31, 2020.

The ratio of total stockholders' equity to total assets increased 25 basis points compared to September 30, 2020. The ratio of tangible equity to tangible assets decreased 14 basis points compared to September 30, 2020, because assets grew faster than tangible stockholders' equity which was the result of the Premier Merger and the NSL and premium finance acquisitions.

---

Peoples Bancorp Inc. ("Peoples", Nasdaq: PEBO) is a diversified financial services holding company that makes available a complete line of banking, trust and investment, insurance, premium financing and equipment leasing solutions through its subsidiaries. Peoples has been headquartered in Marietta, Ohio since 1902. Peoples had $7.1 billion in total assets as of September 30, 2021, and 135 locations, including 120 full-service bank branches in Ohio, West Virginia, Kentucky, Virginia, Washington D.C. and Maryland. Peoples' vision is to be the Best Community Bank in America and is one of only sixteen banks nationwide to be recognized by Forbes in 2021 as a Best-In-State Bank in more than one state.

Peoples is a member of the Russell 3000 index of U.S. publicly-traded companies. Peoples offers services through Peoples Bank (which includes the divisions of Peoples Investment Services, Peoples Premium Finance and North Star Leasing) and Peoples Insurance Agency, LLC.

Conference Call to Discuss Earnings:

Peoples will conduct a facilitated conference call to discuss third quarter 2021 results of operations on October 26, 2021 at 11:00 a.m., Eastern Daylight Time, with members of Peoples' executive management participating. Analysts, media and individual investors are invited to participate in the conference call by calling (866) 890-9285. A simultaneous webcast of the conference call audio will be available online via the "Investor Relations" section of Peoples' website, www.peoplesbancorp.com. Participants are encouraged to call or sign in at least 15 minutes prior to the scheduled conference call time to ensure participation and, if required, to download and install the necessary software. A replay of the call will be available on Peoples' website in the "Investor Relations" section for one year.

Use of Non-US GAAP Financial Measures:

This news release contains financial information and performance measures determined by methods other than in accordance with accounting principles generally accepted in the United States of America ("US GAAP"). Management uses these "non-US GAAP" financial measures in its analysis of Peoples' performance and the efficiency of its operations. Management believes that these non-US GAAP financial measures provide a greater understanding of ongoing operations and enhance comparability of results with prior periods and peers. These disclosures should not be viewed as substitutes for financial measures determined in accordance with US GAAP, nor are they necessarily comparable to non-US GAAP performance measures that may be presented by other companies. Below is a listing of the non-US GAAP financial measures used in this news release:

- Core non-interest expense is non-US GAAP since it excludes the impact of acquisition-related expenses, pension settlement charges, severance expenses, COVID-19 related expenses, the contribution to Peoples Bank Foundation, Inc. and contract negotiation expenses.

- Efficiency ratio is calculated as total non-interest expense (less amortization of other intangible assets) as a percentage of fully tax-equivalent net interest income plus total non-interest income, excluding net gains and losses. This ratio is non-US GAAP since it excludes amortization of other intangible assets and all gains and losses included in earnings, and uses fully tax-equivalent net interest income.

- Efficiency ratio adjusted for non-core items is calculated as core non-interest expense (less amortization of other intangible assets) as a percentage of fully tax-equivalent net interest income plus total non-interest income, excluding net gains and losses. This ratio is non-US GAAP since it excludes the impact of acquisition-related expenses, pension settlement charges, severance expenses, COVID-19-related expenses, the contribution to Peoples Bank Foundation, Inc., contract negotiation expenses, the amortization of other intangible assets and all gains and losses included in earnings, and uses fully tax-equivalent net interest income.

- Tangible assets, tangible equity, tangible equity to tangible assets ratio and tangible book value per common share measures are non-US GAAP since they exclude the impact of goodwill and other intangible assets acquired through acquisitions on both total stockholders' equity and total assets.

- Total non-interest income, excluding net gains and losses, is a non-US GAAP measure since it excludes all gains and losses included in earnings.

- Pre-provision net revenue is defined as net interest income plus total non-interest income, excluding net gains and losses, minus total non-interest expense. This measure is non-US GAAP since it excludes the provision for (recovery of) credit losses and all gains and losses included in net income.

- Return on average assets adjusted for non-core items is calculated as annualized net income (less the after-tax impact of all gains and losses, acquisition-related expenses, pension settlement charges, severance expenses, COVID-19-related expenses, the contribution to Peoples Bank Foundation Inc. and contract negotiation expenses) divided by average assets. This measure is non-US GAAP since it excludes the after-tax impact of all gains and losses, acquisition-related expenses, pension settlement charges, severance expenses, COVID-19-related expenses, the contribution to Peoples Bank Foundation, Inc. and contract negotiation expenses.

- Return on average tangible equity is calculated as annualized net income (less after-tax impact of amortization of other intangible assets) divided by average tangible equity. This measure is non-US GAAP since it excludes the after-tax impact of amortization of other intangible assets from net income and the impact of average goodwill and other average intangible assets acquired through acquisitions on average stockholders' equity.

A reconciliation of these non-US GAAP financial measures to the most directly comparable US GAAP financial measures is included at the end of this news release under the caption of "Non-US GAAP Financial Measures (Unaudited)."

Safe Harbor Statement:

Certain statements made in this news release regarding Peoples' financial condition, results of operations, plans, objectives, future performance and business, are "forward-looking statements" within the meaning of Section 27A of the Securities Act of 1933, as amended, Section 21E of the Securities Exchange Act of 1934, as amended, and the Private Securities Litigation Reform Act of 1995. These forward-looking statements are identified by the fact they are not historical facts and include words such as "anticipate," "estimate," "may," "feel," "expect," "believe," "plan," "will," "will likely," "would," "should," "could," "project," "goal," "target," "potential," "seek," "intend," and similar expressions.

These forward-looking statements reflect management's current expectations based on all information available to management and its knowledge of Peoples' business and operations.  Additionally, Peoples' financial condition, results of operations, plans, objectives, future performance and business are subject to risks and uncertainties that may cause actual results to differ materially.  These factors include, but are not limited to:

(1) the ever-changing effects of the COVID-19 pandemic - the duration, extent and severity of which are impossible to predict, including the possibility of further resurgence in the spread of COVID-19 or variants thereof - on economies (local, national and international) and markets, and on our customers, counterparties, employees and third-party service providers, as well as the effects of various responses of governmental and nongovernmental authorities to the COVID-19 pandemic, including public health actions directed toward the containment of the COVID-19 pandemic (such as quarantines, shut downs and other restrictions on travel and commercial, social and other activities), the availability and effectiveness of vaccines, and the implementation of fiscal stimulus packages, which could adversely impact sales volumes, add volatility to the global stock markets, and increase loan delinquencies and defaults;

(2) changes in the interest rate environment due to economic conditions related to the COVID-19 pandemic or other factors and/or the fiscal and monetary policy measures undertaken by the U.S. government and the Board of Governors of the Federal Reserve System (the "Federal Reserve Board") in response to such economic conditions, which may adversely impact interest rates, the interest rate yield curve, interest margins, loan demand and interest rate sensitivity;

(3) the success, impact, and timing of the implementation of Peoples' business strategies and Peoples' ability to manage strategic initiatives, including the completion and successful integration of planned acquisitions, including the recently-completed merger with Premier and the recently-completed acquisition of NSL, and the expansion of commercial and consumer lending activities, in light of the continuing impact of the COVID-19 pandemic on customers' operations and financial condition;

(4) competitive pressures among financial institutions, or from non-financial institutions, which may increase significantly, including product and pricing pressures, which can in turn impact Peoples' credit spreads, changes to third-party relationships and revenues, changes in the manner of providing services, customer acquisition and retention pressures, and Peoples' ability to attract, develop and retain qualified professionals;

(5) uncertainty regarding the nature, timing, cost, and effect of legislative or regulatory changes or actions, or deposit insurance premium levels, promulgated and to be promulgated by governmental and regulatory agencies in the State of Ohio, the Federal Deposit Insurance Corporation, the Federal Reserve Board and the Consumer Financial Protection Bureau, which may subject Peoples, its subsidiaries, or one or more acquired companies to a variety of new and more stringent legal and regulatory requirements which adversely affect their respective businesses, including in particular the rules and regulations promulgated and to be promulgated under the CARES Act, and the follow-up legislation enacted as the Consolidated Appropriations Act, 2021, the American Rescue Plan Act of 2021, the Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010, and the Basel III regulatory capital reform;

(6) the effects of easing restrictions on participants in the financial services industry;

(7) local, regional, national and international economic conditions (including the impact of potential or imposed tariffs, a U.S. withdrawal from or significant renegotiation of trade agreements, trade wars and other changes in trade regulations, and changes in the relationship of the U.S. and its global trading partners) and the impact these conditions may have on Peoples, its customers and its counterparties, and Peoples' assessment of the impact, which may be different than anticipated;

(8) Peoples may issue equity securities in connection with future acquisitions, which could cause ownership and economic dilution to Peoples' current shareholders;

(9) changes in prepayment speeds, loan originations, levels of nonperforming assets, delinquent loans, charge-offs, and customer and other counterparties' performance and creditworthiness generally, which may be less favorable than expected in light of the COVID-19 pandemic and adversely impact the amount of interest income generated;

(10) Peoples may have more credit risk and higher credit losses to the extent there are loan concentrations by location or industry of borrowers or collateral;

(11) changes in accounting standards, policies, estimates or procedures may adversely affect Peoples' reported financial condition or results of operations;

(12) the impact of assumptions, estimates and inputs used within models, which may vary materially from actual outcomes, including under the CECL model;

(13) the discontinuation of the London Interbank Offered Rate ("LIBOR") and other reference rates which may result in increased expenses and litigation, and adversely impact the effectiveness of hedging strategies;

(14) adverse changes in the conditions and trends in the financial markets, including the impacts of the COVID-19 pandemic and the related responses by governmental and nongovernmental authorities to the pandemic, which may adversely affect the fair value of securities within Peoples' investment portfolio, the interest rate sensitivity of Peoples' consolidated balance sheet, and the income generated by Peoples' trust and investment activities;

(15) the volatility from quarter to quarter of mortgage banking income, whether due to interest rates, demand, the fair value of mortgage loans, or other factors;

(16) Peoples' ability to receive dividends from its subsidiaries;

(17) Peoples' ability to maintain required capital levels and adequate sources of funding and liquidity;

(18) the impact of larger or similar-sized financial institutions encountering problems, which may adversely affect the banking industry and/or Peoples' business generation and retention, funding and liquidity;

(19) Peoples' ability to secure confidential information and deliver products and services through the use of computer systems and telecommunications networks, including those of Peoples' third-party vendors and other service providers, which may prove inadequate, and could adversely affect customer confidence in Peoples and/or result in Peoples incurring a financial loss;

(20) Peoples' ability to anticipate and respond to technological changes, and Peoples' reliance on, and the potential failure of, a number of third-party vendors to perform as expected, including Peoples' primary core banking system provider, which can impact Peoples' ability to respond to customer needs and meet competitive demands;

(21) operational issues stemming from and/or capital spending necessitated by the potential need to adapt to industry changes in information technology systems on which Peoples and its subsidiaries are highly dependent;

(22) changes in consumer spending, borrowing and saving habits, whether due to changes in retail distribution strategies, consumer preferences and behavior, changes in business and economic conditions (including as a result of the COVID-19 pandemic), legislative or regulatory initiatives (including those in response to the COVID-19 pandemic), or other factors, which may be different than anticipated;

(23) the adequacy of Peoples' internal controls and risk management program in the event of changes in strategic, reputational, market, economic, operational, cybersecurity, compliance, legal, asset/liability repricing, liquidity, credit and interest rate risks associated with Peoples' business;

(24) the impact on Peoples' businesses, personnel, facilities, or systems, of losses related to acts of fraud, theft, misappropriation or violence;

(25) the impact on Peoples' businesses, as well as on the risks described above, of various domestic or international widespread natural or other disasters, pandemics (including COVID-19), cybersecurity attacks, system failures, civil unrest, military or terrorist activities or international conflicts;

(26) the impact on Peoples' businesses and operating results of any costs associated with obtaining rights in intellectual property claimed by others and adequately protecting Peoples' intellectual property;

(27) risks and uncertainties associated with Peoples' entry into new geographic markets and risks resulting from Peoples' inexperience in these new geographic markets;

(28) Peoples' ability to integrate the NSL acquisition and the merger of Premier into Peoples, which may be unsuccessful, or may be more difficult, time-consuming or costly than expected;

(29) the risk that expected revenue synergies and cost savings from the merger of Peoples and Premier may not be fully realized or realized within the expected time frame;

(30) Peoples' continued ability to grow deposits;

(31) the impact of future governmental and regulatory actions upon Peoples' participation in and execution of government programs related to the COVID-19 pandemic;

(32) uncertainty regarding the impact of changes to the U.S. presidential administration and Congress on the regulatory landscape, capital markets, elevated government debt, potential changes in tax legislation that may increase tax rates and the response to and management of the COVID-19 pandemic, infrastructure spending and social programs; and,

(33) other risk factors relating to the banking industry or Peoples as detailed from time to time in Peoples' reports filed with the Securities and Exchange Commission (the "SEC"), including those risk factors included in the disclosures under the heading "ITEM 1A. RISK FACTORS" of Peoples' Annual Report on Form 10-K for the fiscal year ended December 31, 2020. Peoples encourages readers of this news release to understand forward-looking statements to be strategic objectives rather than absolute targets of future performance. Peoples undertakes no obligation to update these forward-looking statements to reflect events or circumstances after the date of this news release or to reflect the occurrence of unanticipated events, except as required by applicable legal requirements. Copies of documents filed with the SEC are available free of charge at the SEC's website at http://www.sec.gov and/or from Peoples' website.

As required by US GAAP, Peoples is required to evaluate the impact of subsequent events through the issuance date of its September 30, 2021 consolidated financial statements as part of its Quarterly Report on Form 10-Q to be filed with the SEC.  Accordingly, subsequent events could occur that may cause Peoples to update its critical accounting estimates and to revise its financial information from that which is contained in this news release.

**PER COMMON SHARE DATA AND SELECTED RATIOS (Unaudited)**

| | At or For the Three Months Ended | | | At or For the Nine Months Ended | |
|---|---|---|---|---|---|
| | September 30, 2021 | June 30, 2021 | September 30, 2020 | September 30, 2021 | September 30, 2020 |
| **PER COMMON SHARE (a):** | | | | | |
| (Loss) earnings per common share: | | | | | |
| Basic | $ (0.28) | $ 0.52 | $ 0.52 | $ 0.99 | $ 0.70 |
| Diluted | (0.28) | 0.51 | 0.51 | 0.99 | 0.70 |
| Cash dividends declared per common share | 0.36 | 0.36 | 0.34 | 1.07 | 1.02 |
| Book value per common share (b) | 29.43 | 29.78 | 28.74 | 29.43 | 28.74 |
| Tangible book value per common share (b)(c) | 18.98 | 18.51 | 19.34 | 18.98 | 19.34 |
| Closing price of common shares at end of period (b) | $ 31.61 | $ 29.62 | $ 19.09 | $ 31.61 | $ 19.09 |
| **SELECTED RATIOS (a):** | | | | | |
| Return on average stockholders' equity (d) | (3.64)% | 6.96 % | 7.16 % | 4.44 % | 3.28 % |
| Return on average tangible equity (d)(e) | (4.76)% | 12.49 % | 11.36 % | 7.82 % | 5.38 % |
| Return on average assets (d) | (0.42)% | 0.78 % | 0.83 % | 0.51 % | 0.40 % |
| Return on average assets adjusted for non-core items (d)(f) | 0.66 % | 0.96 % | 0.91 % | 1.02 % | 0.47 % |
| Efficiency ratio (g) | 94.70 % | 68.64 % | 64.12 % | 78.38 % | 64.37 % |
| Efficiency ratio adjusted for non-core items (h) | 63.93 % | 63.97 % | 61.81 % | 64.32 % | 62.44 % |
| Pre-provision net revenue to total average assets (d)(i) | 0.11 % | 1.23 % | 1.43 % | 0.83 % | 1.45 % |
| Net interest margin (d)(j) | 3.50 % | 3.45 % | 3.14 % | 3.41 % | 3.27 % |
| Dividend payout ratio (k)(l) | NM | 69.93 % | 66.31 % | NM | 145.29 % |

(a)  Reflects the impact of the acquisition of NSL beginning April 1, 2021, and of Premier beginning September 17, 2021.
(b)  Data presented as of the end of the period indicated.
(c)  Tangible book value per common share represents a non-US GAAP financial measure since it excludes the balance sheet impact of goodwill and other intangible assets acquired through acquisitions on stockholders' equity. Additional information regarding the calculation of this ratio is included at the end of this news release under the caption of "Non-US GAAP Financial Measures (Unaudited)."
(d)  Ratios are presented on an annualized basis.
(e)  Return on average tangible equity represents a non-US GAAP financial measure since it excludes the after-tax impact of amortization of other intangible assets from net income and it excludes the balance sheet impact of average goodwill and other intangible assets acquired through acquisitions on average stockholders' equity. Additional information regarding the calculation of this ratio is included at the end of this news release under the caption of "Non-US GAAP Financial Measures (Unaudited)."
(f)  Return on average assets adjusted for non-core items represents a non-US GAAP financial measure since it excludes the after-tax impact of all gains and losses, acquisition-related expenses, pension settlement charges, severance expenses, COVID-19-related expenses, the contribution to Peoples Bank Foundation, Inc. and contract negotiation expenses. Additional information regarding the calculation of this ratio is included at the end of this news release under the caption of "Non-US GAAP Financial Measures (Unaudited)."
(g)  The efficiency ratio is defined as total non-interest expense (less amortization of other intangible assets) as a percentage of fully tax-equivalent net interest income plus total non-interest income (excluding all gains and losses). This ratio represents a non-US GAAP financial measure since it excludes amortization of other intangible assets, and all gains and losses included in earnings, and uses fully tax-equivalent net interest income. Additional information regarding the calculation of this ratio is included at the end of this news release under the caption of "Non-US GAAP Financial Measures (Unaudited)."
(h)  The efficiency ratio adjusted for non-core items is defined as core non-interest expense (less amortization of other intangible assets) as a percentage of fully tax-equivalent net interest income plus total non-interest income (excluding all gains and losses). This ratio represents a non-US GAAP financial measure since it excludes the impact of all gains and losses, acquisition-related expenses, pension settlement charges, severance expenses, COVID-19-related expenses, the contribution to Peoples Bank Foundation, Inc.and contract negotiation expenses included in earnings, and uses fully tax-equivalent net interest income. Additional information regarding the calculation of this ratio is included at the end of this news release under the caption of "Non-US GAAP Financial Measures (Unaudited)."
(i)  Pre-provision net revenue is defined as net interest income plus total non-interest income (excluding all gains and losses) minus total non-interest expense. This measure represents a non-US GAAP financial measure since it excludes the provision for (recovery of) credit losses and all gains and losses included in net income. This measure is a key metric used by federal bank regulatory agencies in their evaluation of capital adequacy for financial institutions. Additional information regarding the calculation of this ratio is included at the end of this news release under the caption of "Non-US GAAP Financial Measures (Unaudited)."
(j)  Information presented on a fully tax-equivalent basis, using a 22.3% blended tax rate for current quarter and year to date while prior periods use 21% statutory federal corporate income tax rate.
(k)  This ratio, when applicable, is calculated based on dividends declared during the period divided by net income for the period.
(l)  NM - not meaningful.

## CONSOLIDATED STATEMENTS OF OPERATIONS (Unaudited)

| (Dollars in thousands, except per share data) | | Three Months Ended | | | | | | Nine Months Ended | | |
|---|---|---|---|---|---|---|---|---|---|---|
| | | September 30, 2021 | | June 30, 2021 | | September 30, 2020 | | September 30, 2021 | | September 30, 2020 |
| Total interest income | $ | 45,467 | $ | 42,797 | $ | 39,013 | $ | 127,226 | $ | 119,181 |
| Total interest expense | | 2,889 | | 3,137 | | 3,894 | | 9,410 | | 14,566 |
| Net interest income | | 42,578 | | 39,660 | | 35,119 | | 117,816 | | 104,615 |
| Provision for credit losses | | 8,994 | | 3,088 | | 4,728 | | 7,333 | | 33,531 |
| Net interest income after provision for credit losses | | 33,584 | | 36,572 | | 30,391 | | 110,483 | | 71,084 |
| **Non-interest income:** | | | | | | | | | | |
| Electronic banking income | | 4,326 | | 4,418 | | 3,765 | | 12,655 | | 10,568 |
| Trust and investment income | | 4,158 | | 4,220 | | 3,435 | | 12,223 | | 10,013 |
| Insurance income | | 3,367 | | 3,335 | | 3,608 | | 11,923 | | 10,929 |
| Deposit account service charges | | 2,549 | | 2,044 | | 2,266 | | 6,578 | | 6,995 |
| Mortgage banking income | | 766 | | 820 | | 2,658 | | 2,726 | | 4,346 |
| Bank owned life insurance income | | 437 | | 446 | | 462 | | 1,329 | | 1,514 |
| Commercial loan swap fees | | 73 | | 61 | | 68 | | 194 | | 1,267 |
| Net (loss) gain on investment securities | | (166) | | (202) | | 2 | | (704) | | 383 |
| Net loss on asset disposals and other transactions | | (308) | | (124) | | (28) | | (459) | | (237) |
| Other non-interest income | | 1,144 | | 803 | | 534 | | 2,605 | | 1,393 |
| Total non-interest income | | 16,346 | | 15,821 | | 16,770 | | 49,070 | | 47,171 |
| **Non-interest expense:** | | | | | | | | | | |
| Salaries and employee benefit costs | | 25,589 | | 21,928 | | 19,410 | | 68,276 | | 57,313 |
| Professional fees | | 6,426 | | 3,565 | | 1,720 | | 13,459 | | 5,247 |
| Net occupancy and equipment expense | | 3,551 | | 3,289 | | 3,383 | | 10,167 | | 9,688 |
| Data processing and software expense | | 2,529 | | 2,411 | | 1,838 | | 7,394 | | 5,344 |
| Electronic banking expense | | 2,037 | | 2,075 | | 2,095 | | 6,006 | | 5,839 |
| Amortization of other intangible assets | | 1,279 | | 1,368 | | 857 | | 3,267 | | 2,314 |
| Marketing expense | | 1,223 | | 676 | | 456 | | 2,810 | | 1,561 |
| Franchise tax expense | | 810 | | 822 | | 882 | | 2,487 | | 2,645 |
| FDIC insurance premiums | | 807 | | 326 | | 570 | | 1,596 | | 717 |
| Other loan expenses | | 487 | | 494 | | 342 | | 1,443 | | 1,255 |
| Communication expense | | 411 | | 386 | | 283 | | 1,079 | | 857 |
| Other non-interest expense | | 12,711 | | 2,559 | | 2,479 | | 17,762 | | 7,665 |
| Total non-interest expense | | 57,860 | | 39,899 | | 34,315 | | 135,746 | | 100,445 |
| (Loss) income before income taxes | | (7,930) | | 12,494 | | 12,846 | | 23,807 | | 17,810 |
| Income tax (benefit) expense | | (2,172) | | 2,391 | | 2,636 | | 3,999 | | 3,616 |
| Net (loss) income | $ | (5,758) | $ | 10,103 | $ | 10,210 | $ | 19,808 | $ | 14,194 |
| **PER COMMON SHARE DATA:** | | | | | | | | | | |
| (Loss) earnings per common share – basic | $ | (0.28) | $ | 0.52 | $ | 0.52 | $ | 0.99 | $ | 0.70 |
| (Loss) earnings per common share – diluted | $ | (0.28) | $ | 0.51 | $ | 0.51 | $ | 0.99 | $ | 0.70 |
| Cash dividends declared per common share | $ | 0.36 | $ | 0.36 | $ | 0.34 | $ | 1.07 | $ | 1.02 |
| Weighted-average common shares outstanding – basic | | 20,640,519 | | 19,317,454 | | 19,504,503 | | 19,751,853 | | 19,862,409 |
| Weighted-average common shares outstanding – diluted | | 20,789,271 | | 19,461,934 | | 19,637,689 | | 19,890,672 | | 19,998,353 |
| Common shares outstanding at end of period | | 28,265,791 | | 19,660,877 | | 19,721,783 | | 28,265,791 | | 19,721,783 |

# CONSOLIDATED BALANCE SHEETS

| (Dollars in thousands) | | September 30, 2021 (Unaudited) | | December 31, 2020 |
|---|---|---|---|---|
| **Assets** | | | | |
| Cash and cash equivalents: | | | | |
| Cash and due from banks | $ | 129,842 | $ | 60,902 |
| Interest-bearing deposits in other banks | | 369,840 | | 91,198 |
| Total cash and cash equivalents | | 499,682 | | 152,100 |
| Available-for-sale investment securities, at fair value (amortized cost of $1,294,654 at September 30, 2021 and $734,544 at December 31, 2020) (a) | | 1,297,090 | | 753,013 |
| Held-to-maturity investment securities, at amortized cost (fair value of $240,000 at September 30, 2021 and $68,082 at December 31, 2020) (a) | | 243,100 | | 66,458 |
| Other investment securities | | 34,486 | | 37,560 |
| Total investment securities (a) | | 1,574,676 | | 857,031 |
| Loans and leases, net of deferred fees and costs (b) | | 4,491,028 | | 3,402,940 |
| Allowance for credit losses | | (77,382) | | (50,359) |
| Net loans | | 4,413,646 | | 3,352,581 |
| Loans held for sale | | 2,699 | | 4,659 |
| Bank premises and equipment, net of accumulated depreciation | | 91,210 | | 60,094 |
| Bank owned life insurance | | 72,920 | | 71,591 |
| Goodwill | | 267,015 | | 171,260 |
| Other intangible assets | | 28,400 | | 13,337 |
| Other assets | | 109,504 | | 78,111 |
| **Total assets** | $ | 7,059,752 | $ | 4,760,764 |
| **Liabilities** | | | | |
| Deposits: | | | | |
| Non-interest-bearing | $ | 1,559,993 | $ | 997,323 |
| Interest-bearing | | 4,272,027 | | 2,913,136 |
| Total deposits | | 5,832,020 | | 3,910,459 |
| Short-term borrowings | | 184,693 | | 73,261 |
| Long-term borrowings | | 99,411 | | 110,568 |
| Accrued expenses and other liabilities | | 111,746 | | 90,803 |
| **Total liabilities** | $ | 6,227,870 | $ | 4,185,091 |
| **Stockholders' equity** | | | | |
| Preferred shares, no par value, 50,000 shares authorized, no shares issued at September 30, 2021 and December 31, 2020 | | — | | — |
| Common shares, no par value, 50,000,000 shares authorized, 29,806,435 shares issued at September 30, 2021 and 21,193,402 shares issued at December 31, 2020, including shares held in treasury | | 685,428 | | 422,536 |
| Retained earnings | | 189,508 | | 190,691 |
| Accumulated other comprehensive (loss) income, net of deferred income taxes | | (5,888) | | 1,336 |
| Treasury stock, at cost, 1,599,593 shares at September 30, 2021 and 1,686,046 shares at December 31, 2020 | | (37,166) | | (38,890) |
| **Total stockholders' equity** | $ | 831,882 | $ | 575,673 |
| **Total liabilities and stockholders' equity** | $ | 7,059,752 | $ | 4,760,764 |

(a) Available-for-sale investment securities and held-to-maturity investment securities are presented net of allowance for credit losses of $0 and $236, respectively, as of September 30, 2021 and $0 and $60, respectively, at December 31, 2020.
(b) Also referred to throughout this document as "total loans" and "loans held for investment."

## SELECTED FINANCIAL INFORMATION (Unaudited)

| (Dollars in thousands) | September 30, 2021 | | June 30, 2021 | | March 31, 2021 | | December 31, 2020 | | September 30, 2020 |
|---|---|---|---|---|---|---|---|---|---|
| **Loan Portfolio** | | | | | | | | | |
| Construction | $ | 174,784 | $ | 100,599 | $ | 78,699 | $ | 106,792 | $ | 108,051 |
| Commercial real estate, other | | 1,629,116 | | 948,260 | | 965,249 | | 929,853 | | 913,239 |
| Commercial and industrial | | 858,538 | | 805,751 | | 964,761 | | 973,645 | | 1,064,010 |
| Premium finance | | 134,755 | | 117,088 | | 110,590 | | 114,758 | | 104,124 |
| Leases | | 111,446 | | 95,643 | | — | | — | | — |
| Residential real estate | | 768,134 | | 566,597 | | 573,700 | | 574,007 | | 589,449 |
| Home equity lines of credit | | 161,370 | | 118,401 | | 117,426 | | 120,913 | | 121,935 |
| Consumer, indirect | | 543,256 | | 537,926 | | 519,749 | | 503,527 | | 491,699 |
| Consumer, direct | | 108,702 | | 81,436 | | 79,204 | | 79,094 | | 79,059 |
| Deposit account overdrafts | | 927 | | 498 | | 298 | | 351 | | 519 |
| Total loans | $ | 4,491,028 | $ | 3,372,199 | $ | 3,409,676 | $ | 3,402,940 | $ | 3,472,085 |
| Total acquired loans (a)(b) | $ | 1,586,413 | $ | 481,927 | $ | 462,784 | $ | 521,465 | $ | 581,502 |
| Total originated loans | $ | 2,904,615 | $ | 2,890,272 | $ | 2,946,892 | $ | 2,881,475 | $ | 2,890,583 |
| **Deposit Balances (a)** | | | | | | | | | |
| Non-interest-bearing deposits (c) | $ | 1,559,993 | $ | 1,181,045 | $ | 1,206,034 | $ | 997,323 | $ | 982,912 |
| Interest-bearing deposits: | | | | | | | | | |
| Interest-bearing demand accounts (c) | | 1,140,639 | | 732,478 | | 722,470 | | 692,113 | | 666,134 |
| Retail certificates of deposit | | 691,680 | | 417,466 | | 433,214 | | 445,930 | | 461,216 |
| Money market deposit accounts | | 637,635 | | 547,412 | | 586,099 | | 591,373 | | 581,398 |
| Governmental deposit accounts | | 679,305 | | 498,390 | | 511,937 | | 385,384 | | 409,967 |
| Savings accounts | | 1,016,755 | | 689,086 | | 676,345 | | 628,190 | | 589,625 |
| Brokered deposits | | 106,013 | | 166,746 | | 168,130 | | 170,146 | | 260,753 |
| Total interest-bearing deposits | $ | 4,272,027 | $ | 3,051,578 | $ | 3,098,195 | $ | 2,913,136 | $ | 2,969,093 |
| Total deposits | $ | 5,832,020 | $ | 4,232,623 | $ | 4,304,229 | $ | 3,910,459 | $ | 3,952,005 |
| Total demand deposits (c) | $ | 2,700,632 | $ | 1,913,523 | $ | 1,928,504 | $ | 1,689,436 | $ | 1,649,046 |
| **Asset Quality (a)** | | | | | | | | | |
| Nonperforming assets (NPAs): (g) | | | | | | | | | |
| Loans 90+ days past due and accruing | $ | 5,363 | $ | 3,741 | $ | 1,044 | $ | 2,752 | $ | 2,815 |
| Nonaccrual loans | | 36,034 | | 23,079 | | 24,744 | | 25,793 | | 26,436 |
| Total nonperforming loans (NPLs) (g) | | 41,397 | | 26,820 | | 25,788 | | 28,545 | | 29,251 |
| Other real estate owned (OREO) (l) | | 11,268 | | 239 | | 134 | | 134 | | 293 |
| Total NPAs (f) | $ | 52,665 | $ | 27,059 | $ | 25,922 | $ | 28,679 | $ | 29,544 |
| Criticized loans (d) | $ | 234,845 | $ | 113,802 | $ | 116,424 | $ | 126,619 | $ | 123,219 |
| Classified loans (e) | | 142,628 | | 69,166 | | 76,095 | | 72,518 | | 76,009 |
| Allowance for credit losses as a percent of NPLs (g) | | 186.93 % | | 178.75 % | | 174.10 % | | 180.14 % | | 198.72 % |
| NPLs as a percent of total loans (g) | | 0.92 % | | 0.79 % | | 0.76 % | | 0.82 % | | 0.84 % |
| NPAs as a percent of total assets (g) | | 0.75 % | | 0.53 % | | 0.50 % | | 0.59 % | | 0.60 % |
| NPAs as a percent of total loans and OREO (g) | | 1.17 % | | 0.80 % | | 0.76 % | | 0.84 % | | 0.85 % |
| Criticized loans as a percent of total loans (d) | | 5.23 % | | 3.37 % | | 3.41 % | | 3.72 % | | 3.55 % |
| Classified loans as a percent of total loans (e) | | 3.18 % | | 2.05 % | | 2.23 % | | 2.13 % | | 2.19 % |
| Allowance for credit losses as a percent of total loans | | 1.72 % | | 1.42 % | | 1.32 % | | 1.48 % | | 1.67 % |
| **Capital Information (a)(f)(h)(j)** | | | | | | | | | |
| Common equity tier 1 risk-based capital ratio (i) | | 12.06 % | | 11.34 % | | 12.42 % | | 13.01 % | | 12.83 % |
| Tier 1 risk-based capital ratio | | 12.34 % | | 11.56 % | | 12.65 % | | 13.25 % | | 13.07 % |
| Total risk-based capital ratio (tier 1 and tier 2) | | 13.59 % | | 12.75 % | | 13.78 % | | 14.50 % | | 14.33 % |
| Tier 1 leverage ratio | | 10.95 % | | 7.87 % | | 9.00 % | | 8.97 % | | 8.62 % |
| Common equity tier 1 capital | $ | 554,363 | $ | 383,502 | $ | 418,089 | $ | 409,400 | $ | 398,553 |
| Tier 1 capital | | 567,291 | | 391,190 | | 425,739 | | 417,011 | | 406,124 |
| Total capital (tier 1 and tier 2) | | 624,993 | | 431,424 | | 463,872 | | 456,384 | | 445,101 |
| Total risk-weighted assets | $ | 4,598,512 | $ | 3,382,736 | $ | 3,365,637 | $ | 3,146,767 | $ | 3,106,817 |
| Total stockholders' equity to total assets | | 11.78 % | | 11.55 % | | 11.26 % | | 12.09 % | | 11.54 % |
| Tangible equity to tangible assets (k) | | 7.93 % | | 7.51 % | | 7.96 % | | 8.55 % | | 8.07 % |

(a) Reflects the impact of the acquisition of NSL beginning April 1, 2021, and of Premier beginning September 17, 2021.
(b) Includes all loans and leases acquired and purchased in 2012 and thereafter.
(c) The sum of non-interest-bearing deposits and interest-bearing deposits is considered total demand deposits.
(d) Includes loans categorized as a special mention, substandard, or doubtful.
(e) Includes loans categorized as substandard or doubtful.
(f) Data presented as of the end of the period indicated.
(g) Nonperforming loans include loans 90+ days past due and accruing, renegotiated loans and nonaccrual loans. Nonperforming assets include nonperforming loans and OREO.
(h) September 30, 2021 data based on preliminary analysis and subject to revision.
(i) Peoples' capital conservation buffer was 5.59% at September 30, 2021, 4.75% at June 30, 2021, 5.78% at March 31, 2021, 6.50% at December 31, 2020, and 6.33% at September 30, 2020, compared to required capital conservation buffer of 2.50%.
(j) Peoples has adopted the five-year transition to phase in the impact of the adoption of CECL on regulatory capital ratios.
(k) This ratio represents a non-US GAAP financial measure since it excludes the balance sheet impact of intangible assets acquired through acquisitions on both total stockholders' equity and total assets. Additional information regarding the calculation of this ratio is included at the end of this news release under the caption of "Non-US GAAP Financial Measures (Unaudited)."
(l) The change in OREO for the quarter ended September 30, 2021 was a result of property acquired from Premier.

## PROVISION FOR (RECOVERY OF) CREDIT LOSSES INFORMATION (Unaudited)

| | Three Months Ended | | | | Nine Months Ended | |
| | September 30, | June 30, | September 30, | | September 30, | |
| (Dollars in thousands) | 2021 | 2021 | 2020 | | 2021 | 2020 |
|---|---|---|---|---|---|---|
| **Provision for credit losses** | | | | | | |
| Provision for other credit losses | $ 8,870 | $ 3,035 | $ 4,574 | | $ 7,125 | $ 33,171 |
| Provision for checking account overdraft credit losses | 124 | 53 | 154 | | 208 | 360 |
| Total provision for credit losses | $ 8,994 | $ 3,088 | $ 4,728 | | $ 7,333 | $ 33,531 |
| **Net charge-offs** | | | | | | |
| Gross charge-offs | $ 1,896 | $ 1,070 | $ 965 | | $ 4,221 | $ 3,721 |
| Recoveries | 310 | 290 | 230 | | 804 | 2,857 |
| Net charge-offs | $ 1,586 | $ 780 | $ 735 | | $ 3,417 | $ 864 |
| **Net charge-offs (recoveries) by type** | | | | | | |
| Commercial real estate, other | $ (4) | $ — | $ 105 | | $ 153 | $ 128 |
| Commercial and industrial | 650 | (13) | 146 | | 930 | (911) |
| Premium finance | 7 | 7 | 2 | | 30 | 2 |
| Leases | 311 | 415 | — | | 726 | — |
| Residential real estate | (4) | 96 | 21 | | 210 | (2) |
| Home equity lines of credit | 143 | 4 | (2) | | 155 | 12 |
| Consumer, indirect | 373 | 206 | 306 | | 979 | 1,166 |
| Consumer, direct | 12 | 20 | 2 | | 42 | 91 |
| Deposit account overdrafts | 98 | 45 | 155 | | 192 | 378 |
| Total net charge-offs | $ 1,586 | $ 780 | $ 735 | | $ 3,417 | $ 864 |
| Net charge-offs as a percent of average total loans (annualized) | 0.18 % | 0.09 % | 0.08 % | | 0.13 % | 0.04 % |

## SUPPLEMENTAL INFORMATION (Unaudited)

| (Dollars in thousands) | September 30, 2021 | | June 30, 2021 | | March 31, 2021 | | December 31, 2020 | | September 30, 2020 |
|---|---|---|---|---|---|---|---|---|---|
| Trust assets under administration and management | $ | **1,937,123** | $ | 1,963,884 | $ | 1,916,892 | $ | 1,885,324 | $ | 1,609,270 |
| Brokerage assets under administration and management | | **1,133,668** | | 1,119,247 | | 1,071,126 | $ | 1,009,521 | | 921,688 |
| Mortgage loans serviced for others | | **441,085** | | 454,399 | | 469,788 | $ | 485,972 | | 490,170 |
| Employees (full-time equivalent) (a) | | **1,181** | | 925 | | 887 | | 894 | | 886 |

(a)  The change in full-time equivalent employees was due to the acquisition of Premier.

# CONSOLIDATED AVERAGE BALANCE SHEETS AND NET INTEREST INCOME (Unaudited)

| | Three Months Ended | | | | | | | | |
|---|---|---|---|---|---|---|---|---|---|
| | September 30, 2021 | | | June 30, 2021 | | | September 30, 2020 | | |
| (Dollars in thousands) | Average Balance | Income/ Expense | Yield/ Cost | Average Balance | Income/ Expense | Yield/ Cost | Average Balance | Income/ Expense | Yield/ Cost |
| **Assets** | | | | | | | | | |
| Short-term investments | $ 199,007 | $ 82 | 0.16 % | $ 180,730 | $ 53 | 0.12 % | $ 97,430 | $ 33 | 0.13 % |
| Investment securities (a)(b) | 1,152,737 | 4,935 | 1.71 % | 1,051,963 | 4,312 | 1.64 % | 952,495 | 3,610 | 1.52 % |
| Loans (b)(c): | | | | | | | | | |
| Construction | 125,178 | 1,196 | 3.74 % | 87,075 | 979 | 4.45 % | 105,488 | 1,179 | 4.37 % |
| Commercial real estate, other | 993,259 | 9,507 | 3.75 % | 916,604 | 8,829 | 3.81 % | 857,830 | 8,854 | 4.04 % |
| Commercial and industrial | 789,555 | 8,933 | 4.43 % | 887,756 | 9,241 | 4.12 % | 1,047,105 | 8,145 | 3.04 % |
| Premium finance | 122,828 | 1,542 | 4.91 % | 108,387 | 1,298 | 4.74 % | 92,533 | 1,871 | 7.91 % |
| Leases | 97,068 | 4,810 | 19.39 % | 86,519 | 4,215 | 19.27 % | — | — | — % |
| Residential real estate (d) | 652,184 | 6,648 | 4.08 % | 607,691 | 6,429 | 4.23 % | 661,694 | 7,870 | 4.76 % |
| Home equity lines of credit | 126,888 | 1,271 | 3.97 % | 119,354 | 1,180 | 3.97 % | 125,351 | 1,278 | 4.06 % |
| Consumer, indirect | 541,329 | 5,509 | 4.04 % | 529,180 | 5,313 | 4.03 % | 477,962 | 5,103 | 4.25 % |
| Consumer, direct | 86,935 | 1,385 | 6.32 % | 80,409 | 1,272 | 6.35 % | 82,139 | 1,332 | 6.45 % |
| Total loans | 3,535,224 | 40,801 | 4.55 % | 3,422,975 | 38,756 | 4.50 % | 3,450,102 | 35,632 | 4.08 % |
| Allowance for credit losses | (51,610) | | | (46,967) | | | (56,519) | | |
| Net loans | 3,483,614 | | | 3,376,008 | | | 3,393,583 | | |
| Total earning assets | 4,835,358 | 45,818 | 3.74 % | 4,608,701 | 43,121 | 3.72 % | 4,443,508 | 39,275 | 3.49 % |
| Goodwill and other intangible assets | 232,361 | | | 222,553 | | | 185,816 | | |
| Other assets | 407,428 | | | 351,892 | | | 277,290 | | |
| Total assets | $ 5,475,147 | | | $ 5,183,146 | | | $ 4,906,614 | | |
| **Liabilities and Equity** | | | | | | | | | |
| Interest-bearing deposits: | | | | | | | | | |
| Savings accounts | $ 737,771 | $ 23 | 0.01 % | $ 680,825 | $ 21 | 0.01 % | $ 589,100 | $ 34 | 0.02 % |
| Governmental deposit accounts | 542,855 | 458 | 0.33 % | 496,906 | 551 | 0.44 % | 398,653 | 511 | 0.51 % |
| Interest-bearing demand accounts | 795,565 | 74 | 0.04 % | 733,913 | 66 | 0.04 % | 671,987 | 66 | 0.04 % |
| Money market deposit accounts | 533,497 | 67 | 0.05 % | 564,593 | 94 | 0.07 % | 589,078 | 216 | 0.15 % |
| Retail certificates of deposit (e) | 457,073 | 951 | 0.83 % | 424,279 | 980 | 0.93 % | 467,431 | 1,524 | 1.30 % |
| Brokered deposits (e) | 155,779 | 826 | 2.10 % | 167,109 | 865 | 2.08 % | 258,875 | 318 | 0.49 % |
| Total interest-bearing deposits | 3,222,540 | 2,399 | 0.30 % | 3,067,625 | 2,577 | 0.34 % | 2,975,124 | 2,669 | 0.36 % |
| Short-term borrowings | 80,400 | 91 | 0.45 % | 70,028 | 92 | 0.53 % | 180,358 | 742 | 1.64 % |
| Long-term borrowings | 95,031 | 399 | 1.67 % | 108,830 | 468 | 1.72 % | 111,457 | 483 | 1.73 % |
| Total borrowed funds | 175,431 | 490 | 1.11 % | 178,858 | 560 | 1.26 % | 291,815 | 1,225 | 1.67 % |
| Total interest-bearing liabilities | 3,397,971 | 2,889 | 0.34 % | 3,246,483 | 3,137 | 0.39 % | 3,266,939 | 3,894 | 0.47 % |
| Non-interest-bearing deposits | 1,358,652 | | | 1,272,623 | | | 970,353 | | |
| Accrued expenses and other liabilities | 90,741 | | | 82,209 | | | 102,267 | | |
| Total liabilities | 4,847,364 | | | 4,601,315 | | | 4,339,559 | | |
| Stockholders' equity | 627,783 | | | 581,831 | | | 567,055 | | |
| Total liabilities and stockholders' equity | $ 5,475,147 | | | $ 5,183,146 | | | $ 4,906,614 | | |
| Net interest income/spread (b) | | $ 42,929 | 3.40 % | | $ 39,984 | 3.33 % | | $ 35,381 | 3.02 % |
| Net interest margin (b) | | | 3.50 % | | | 3.45 % | | | 3.14 % |

| (Dollars in thousands) | Nine Months Ended | | | | | |
| --- | --- | --- | --- | --- | --- | --- |
| | September 30, 2021 | | | September 30, 2020 | | |
| | Average Balance | Income/ Expense | Yield/ Cost | Average Balance | Income/ Expense | Yield/ Cost |
| **Assets** | | | | | | |
| Short-term investments | $ 175,755 | $ 175 | 0.13 % | $ 111,852 | $ 317 | 0.38 % |
| Investment securities (a)(b) | 1,049,167 | 12,671 | 1.61 % | 997,835 | 14,857 | 1.99 % |
| Loans (b)(c): | | | | | | |
| Construction | 108,859 | 3,169 | 3.84 % | 108,426 | 3,656 | 4.43 % |
| Commercial real estate, other | 930,150 | 26,938 | 3.82 % | 848,202 | 27,784 | 4.30 % |
| Commercial and industrial | 872,421 | 28,773 | 4.35 % | 892,483 | 24,411 | 3.59 % |
| Premium finance | 112,925 | 4,137 | 4.83 % | 31,069 | 1,871 | 7.91 % |
| Leases | 61,551 | 9,025 | 19.34 % | — | — | — % |
| Residential real estate (d) | 624,993 | 19,749 | 4.21 % | 669,852 | 24,498 | 4.88 % |
| Home equity lines of credit | 122,720 | 3,638 | 3.96 % | 128,540 | 4,546 | 4.72 % |
| Consumer, indirect | 526,900 | 16,025 | 4.07 % | 438,784 | 14,066 | 4.28 % |
| Consumer, direct | 82,151 | 3,896 | 6.34 % | 78,904 | 3,978 | 6.73 % |
| Total loans | 3,442,670 | 115,350 | 4.44 % | 3,196,260 | 104,810 | 4.34 % |
| Allowance for credit losses | (49,483) | | | (44,323) | | |
| Net loans | 3,393,187 | | | 3,151,937 | | |
| Total earning assets | 4,618,109 | 128,196 | 3.68 % | 4,261,624 | 119,984 | 3.73 % |
| Goodwill and other intangible assets | 213,232 | | | 180,291 | | |
| Other assets | 360,842 | | | 264,238 | | |
| Total assets | $ 5,192,183 | | | $ 4,706,153 | | |
| **Liabilities and Equity** | | | | | | |
| Interest-bearing deposits: | | | | | | |
| Savings accounts | $ 688,782 | $ 79 | 0.02 % | $ 558,514 | $ 140 | 0.03 % |
| Governmental deposit accounts | 490,170 | 1,602 | 0.44 % | 366,139 | 1,671 | 0.61 % |
| Interest-bearing demand accounts | 743,562 | 205 | 0.04 % | 652,198 | 385 | 0.08 % |
| Money market deposit accounts | 554,194 | 294 | 0.07 % | 547,291 | 1,271 | 0.31 % |
| Retail certificates of deposit (e) | 440,454 | 3,054 | 0.93 % | 479,185 | 5,453 | 1.52 % |
| Brokered deposits (e) | 166,000 | 2,559 | 2.06 % | 214,516 | 1,662 | 1.03 % |
| Total interest-bearing deposits | 3,083,162 | 7,793 | 0.34 % | 2,817,843 | 10,582 | 0.50 % |
| Short-term borrowings | 73,873 | 283 | 0.51 % | 205,900 | 2,355 | 1.54 % |
| Long-term borrowings | 104,691 | 1,334 | 1.70 % | 118,684 | 1,629 | 1.93 % |
| Total borrowed funds | 178,564 | 1,617 | 1.21 % | 324,584 | 3,984 | 1.64 % |
| Total interest-bearing liabilities | 3,261,726 | 9,410 | 0.39 % | 3,142,427 | 14,566 | 0.62 % |
| Non-interest-bearing deposits | 1,248,330 | | | 892,301 | | |
| Accrued expenses and other liabilities | 86,209 | | | 92,986 | | |
| Total liabilities | 4,596,265 | | | 4,127,714 | | |
| Stockholders' equity | 595,918 | | | 578,439 | | |
| Total liabilities and stockholders' equity | $ 5,192,183 | | | $ 4,706,153 | | |
| Net interest income/spread (b) | | $ 118,786 | 3.29 % | | $ 105,418 | 3.11 % |
| Net interest margin (b) | | | 3.41 % | | | 3.27 % |

(a)  Average balances are based on carrying value.
(b)  Interest income and yields are presented on a fully tax-equivalent basis, using a 22.3% blended corporate income tax rate.
(c)  Average balances include nonaccrual and impaired loans.  Interest income includes interest earned and received on nonaccrual loans prior to the loans being placed on nonaccrual status.  Loan fees included in interest income were immaterial for all periods presented.
(d)  Loans held for sale are included in the average loan balance listed.  Related interest income on loans originated for sale prior to the loan being sold is included in loan interest income.
(e)  Interest related to interest rate swap transactions is included, as appropriate to the transaction, in interest expense on short-term FHLB advances for the 2020 periods presented and interest expense on brokered deposits for all periods presented.

## NON-US GAAP FINANCIAL MEASURES (Unaudited)

The following non-US GAAP financial measures used by Peoples provide information useful to investors in understanding Peoples' operating performance and trends, and facilitate comparisons with the performance of Peoples' peers. Peoples also uses the non-US GAAP financial measures for calculating incentive compensation. The following tables summarize the non-US GAAP financial measures derived from amounts reported in Peoples' consolidated financial statements:

| | Three Months Ended | | | Nine Months Ended | |
| | September 30, | June 30, | September 30, | September 30, | |
| (Dollars in thousands) | 2021 | 2021 | 2020 | 2021 | 2020 |
|---|---|---|---|---|---|
| **Core non-interest expense:** | | | | | |
| Total non-interest expense | $ 57,860 | $ 39,899 | $ 34,315 | $ 135,746 | $ 100,445 |
| Less: acquisition-related expenses | 16,209 | 2,400 | 335 | 20,520 | 412 |
| Less: pension settlement charges | 143 | — | 531 | 143 | 1,050 |
| Less: severance expenses | — | 14 | 192 | 63 | 284 |
| Less: COVID-19-related expenses | 181 | 210 | 148 | 683 | 1,206 |
| Less: Peoples Bank Foundation, Inc. contribution | — | — | — | 500 | — |
| Less: contract negotiation expenses | 1,851 | — | — | 1,851 | — |
| Core non-interest expense | $ 39,476 | $ 37,275 | $ 33,109 | $ 111,986 | $ 97,493 |

| | Three Months Ended | | | Nine Months Ended | |
| | September 30, | June 30, | September 30, | September 30, | |
| (Dollars in thousands) | 2021 | 2021 | 2020 | 2021 | 2020 |
|---|---|---|---|---|---|
| **Efficiency ratio:** | | | | | |
| Total non-interest expense | 57,860 | $ 39,899 | 34,315 | 135,746 | 100,445 |
| Less: amortization of other intangible assets | 1,279 | 1,368 | 857 | 3,267 | 2,314 |
| Adjusted non-interest expense | $ 56,581 | $ 38,531 | $ 33,458 | $ 132,479 | $ 98,131 |
| Total non-interest income | $ 16,346 | $ 15,821 | $ 16,770 | $ 49,070 | $ 47,171 |
| Less: net gain on investment securities | — | — | 2 | — | 383 |
| Add: net loss on investment securities | (166) | (202) | — | (704) | — |
| Add: net loss on asset disposals and other transactions | (308) | (124) | (28) | (459) | (237) |
| Total non-interest income, excluding net gains and losses | $ 16,820 | $ 16,147 | $ 16,796 | $ 50,233 | $ 47,025 |
| Net interest income | $ 42,578 | $ 39,660 | $ 35,119 | $ 117,816 | $ 104,615 |
| Add: fully tax-equivalent adjustment (a) | 351 | 324 | 262 | 970 | 803 |
| Net interest income on a fully tax-equivalent basis | $ 42,929 | $ 39,984 | $ 35,381 | $ 118,786 | $ 105,418 |
| Adjusted revenue | $ 59,749 | $ 56,131 | $ 52,177 | $ 169,019 | $ 152,443 |
| Efficiency ratio | 94.70 % | 68.64 % | 64.12 % | 78.38 % | 64.37 % |
| **Efficiency ratio adjusted for non-core items:** | | | | | |
| Core non-interest expense | $ 39,476 | $ 37,275 | $ 33,109 | $ 111,986 | $ 97,493 |
| Less: amortization of other intangible assets | 1,279 | 1,368 | 857 | 3,267 | 2,314 |
| Adjusted core non-interest expense | $ 38,197 | $ 35,907 | $ 32,252 | $ 108,719 | $ 95,179 |
| Adjusted revenue | $ 59,749 | $ 56,131 | $ 52,177 | $ 169,019 | $ 152,443 |
| Efficiency ratio adjusted for non-core items | 63.93 % | 63.97 % | 61.81 % | 64.32 % | 62.44 % |

(a) Tax effect is calculated using a 21% statutory federal corporate income tax rate.

## NON-US GAAP FINANCIAL MEASURES (Unaudited) -- (Continued)

| (Dollars in thousands, except per share data) | September 30, 2021 | June 30, 2021 | March 31 2021 | December 31, 2020 | September 30, 2020 |
|---|---|---|---|---|---|
| **Tangible equity:** | | | | | |
| Total stockholders' equity | $ 831,882 | $ 585,505 | $ 578,893 | $ 575,673 | $ 566,856 |
| Less: goodwill and other intangible assets | 295,415 | 221,576 | 184,007 | 184,597 | 185,397 |
| Tangible equity | $ 536,467 | $ 363,929 | $ 394,886 | $ 391,076 | $ 381,459 |
| **Tangible assets:** | | | | | |
| Total assets | $ 7,059,752 | $ 5,067,634 | $ 5,143,052 | $ 4,760,764 | $ 4,911,807 |
| Less: goodwill and other intangible assets | 295,415 | 221,576 | 184,007 | 184,597 | 185,397 |
| Tangible assets | $ 6,764,337 | $ 4,846,058 | $ 4,959,045 | $ 4,576,167 | $ 4,726,410 |
| **Tangible book value per common share:** | | | | | |
| Tangible equity | $ 536,467 | $ 363,929 | $ 394,886 | $ 391,076 | $ 381,459 |
| Common shares outstanding | 28,265,791 | 19,660,877 | 19,629,633 | 19,563,979 | 19,721,783 |
| Tangible book value per common share | $ 18.98 | $ 18.51 | $ 20.12 | $ 19.99 | $ 19.34 |
| **Tangible equity to tangible assets ratio:** | | | | | |
| Tangible equity | $ 536,467 | $ 363,929 | $ 394,886 | $ 391,076 | $ 381,459 |
| Tangible assets | $ 6,764,337 | $ 4,846,058 | $ 4,959,045 | $ 4,576,167 | $ 4,726,410 |
| Tangible equity to tangible assets | 7.93 % | 7.51 % | 7.96 % | 8.55 % | 8.07 % |

| | Three Months Ended | | | Nine Months Ended | |
|---|---|---|---|---|---|
| | September 30, | June 30, | September 30, | September 30, | |
| (Dollars in thousands, except per share data) | 2021 | 2021 | 2020 | 2021 | 2020 |
| **Pre-provision net revenue:** | | | | | |
| (Loss) income before income taxes | $ (7,930) | $ 12,494 | $ 12,846 | $ 23,807 | $ 17,810 |
| Add: provision for credit losses | 8,994 | 3,088 | 4,728 | 7,333 | 33,531 |
| Add: loss on OREO | 32 | — | — | 32 | 17 |
| Add: loss on investment securities | 316 | 499 | — | 1,490 | 2 |
| Add: loss on other assets | 363 | 238 | 115 | 687 | 258 |
| Add: net loss on other transactions | 6 | — | — | 6 | — |
| Less: gain on OREO | — | 8 | 15 | 8 | 16 |
| Less: gain on investment securities | 150 | 297 | 2 | 786 | 385 |
| Less: gain on other assets | 93 | 106 | 72 | 258 | 22 |
| Pre-provision net revenue | $ 1,538 | $ 15,908 | $ 17,600 | $ 32,303 | $ 51,195 |
| Total average assets | $ 5,475,147 | $ 5,183,146 | $ 4,906,614 | $ 5,192,183 | $ 4,706,153 |
| Pre-provision net revenue to total average assets (annualized) | 0.11 % | 1.23 % | 1.43 % | 0.83 % | 1.45 % |
| Weighted-average common shares outstanding – diluted | 20,789,271 | 19,461,934 | 19,637,689 | 19,890,672 | 19,998,353 |
| Pre-provision net revenue per common share – diluted | $0.07 | $0.81 | $0.90 | $1.61 | $2.55 |

## NON-US GAAP FINANCIAL MEASURES (Unaudited) -- (Continued)

| (Dollars in thousands) | Three Months Ended | | | Nine Months Ended | |
| --- | --- | --- | --- | --- | --- |
| | September 30, 2021 | June 30, 2021 | September 30, 2020 | September 30, 2021 | September 30, 2020 |
| **Annualized net (loss) income adjusted for non-core items:** | | | | | |
| Net (loss) income | $ (5,758) | $ 10,103 | $ 10,210 | $ 19,808 | $ 14,194 |
| Add: net loss on investment securities | 166 | 202 | — | 704 | — |
| Less: tax effect of loss on investment securities (a) | 35 | 42 | — | 148 | — |
| Less: net gain on investment securities | — | — | 2 | — | 383 |
| Add: tax effect of net gain on investment securities (a) | — | — | — | — | 80 |
| Add: net loss on asset disposals and other transactions | 308 | 124 | 28 | 459 | 237 |
| Less: tax effect of net loss on asset disposals and other transactions (a) | 65 | 26 | 6 | 96 | 50 |
| Add: acquisition-related expenses | 16,209 | 2,400 | 335 | 20,520 | 412 |
| Less: tax effect of acquisition-related expenses (a) | 3,404 | 504 | 70 | 4,309 | 87 |
| Add: pension settlement charges | 143 | — | 531 | 143 | 1,050 |
| Less: tax effect of pension settlement charges (a) | 30 | — | 112 | 30 | 221 |
| Add: severance expenses | — | 14 | 192 | 63 | 284 |
| Less: tax effect of severance expenses (a) | — | 3 | 40 | 13 | 60 |
| Add: COVID-19-related expenses | 181 | 210 | 148 | 683 | 1,206 |
| Less: tax effect of COVID-19-related expenses (a) | 38 | 44 | 31 | 143 | 253 |
| Add: Peoples Bank Foundation, Inc. contribution | — | — | — | 500 | — |
| Less: tax effect of Peoples Bank Foundation, Inc. contribution | — | — | — | 105 | — |
| Add: contract negotiation expenses | 1,851 | — | — | 1,851 | — |
| Less: tax effect of contract negotiation expenses | 389 | $ — | $ — | $ 389 | $ — |
| Net income adjusted for non-core items (after tax) | $ 9,139 | $ 12,434 | $ 11,183 | $ 39,498 | $ 16,409 |
| Days in the period | 92 | 91 | 92 | 273 | 274 |
| Days in the year | 365 | 365 | 366 | 365 | 366 |
| Annualized net (loss) income | $ (22,844) | $ 40,523 | $ 40,618 | $ 26,483 | $ 18,960 |
| Annualized net income adjusted for non-core items (after tax) | $ 36,258 | $ 49,873 | $ 44,489 | $ 52,809 | $ 21,919 |
| **Return on average assets:** | | | | | |
| Annualized net (loss) income | $ (22,844) | $ 40,523 | $ 40,618 | $ 26,483 | $ 18,960 |
| Total average assets | $ 5,475,147 | $5,183,146 | $ 4,906,614 | $5,192,183 | $4,706,153 |
| Return on average assets | (0.42)% | 0.78 % | 0.83 % | 0.51 % | 0.40 % |
| **Return on average assets adjusted for non-core items:** | | | | | |
| Annualized net income adjusted for non-core items (after tax) | $ 36,258 | $ 49,873 | $ 44,489 | $ 52,809 | $ 21,919 |
| Total average assets | $ 5,475,147 | $5,183,146 | $ 4,906,614 | $5,192,183 | $4,706,153 |
| Return on average assets adjusted for non-core items | 0.66 % | 0.96 % | 0.91 % | 1.02 % | 0.47 % |

(a) Tax effect is calculated using a 21% statutory federal corporate income tax rate.

| | | Three Months Ended | | | | | At or For the Nine Months Ended | | |
|---|---|---|---|---|---|---|---|---|---|
| | | September 30, | | June 30, | | September 30, | | September 30, | |
| (Dollars in thousands) | | 2021 | | 2021 | | 2020 | | 2021 | 2020 |
| **Annualized net (loss) income excluding amortization of other intangible assets:** | | | | | | | | | |
| Net (loss) income | $ | (5,758) | $ | 10,103 | $ | 10,210 | $ 19,808 | $ 14,194 |
| Add: amortization of other intangible assets | | 1,279 | | 1,368 | | 857 | 3,267 | 2,314 |
| Less: tax effect of amortization of other intangible assets (a) | | 269 | | 287 | | 180 | 686 | 486 |
| Net (loss) income excluding amortization of other intangible assets (after tax) | $ | (4,748) | $ | 11,184 | $ | 10,887 | $ 22,389 | $ 16,022 |
| Days in the period | | 92 | | 91 | | 92 | 273 | 274 |
| Days in the year | | 365 | | 365 | | 366 | 365 | 366 |
| Annualized net (loss) income | $ | (22,844) | $ | 40,523 | $ | 40,618 | $ 26,483 | $ 18,960 |
| Annualized net (loss) income excluding amortization of other intangible assets (after tax) | $ | (18,837) | $ | 44,859 | $ | 43,311 | $ 29,934 | $ 21,402 |
| **Average tangible equity:** | | | | | | | | | |
| Total average stockholders' equity | $ | 627,783 | $ | 581,831 | $ | 567,055 | $ 595,918 | $ 578,439 |
| Less: average goodwill and other intangible assets | | 232,361 | | 222,553 | | 185,816 | 213,232 | 180,291 |
| Average tangible equity | $ | 395,422 | $ | 359,278 | $ | 381,239 | $ 382,686 | $ 398,148 |
| **Return on average stockholders' equity ratio:** | | | | | | | | | |
| Annualized net (loss) income | $ | (22,844) | $ | 40,523 | $ | 40,618 | $ 26,483 | $ 18,960 |
| Average stockholders' equity | $ | 627,783 | $ | 581,831 | $ | 567,055 | $ 595,918 | $ 578,439 |
| Return on average stockholders' equity | | (3.64)% | | 6.96 % | | 7.16 % | 4.44 % | 3.28 % |
| **Return on average tangible equity ratio:** | | | | | | | | | |
| Annualized net (loss) income excluding amortization of other intangible assets (after tax) | $ | (18,837) | $ | 44,859 | $ | 43,311 | $ 29,934 | $ 21,402 |
| Average tangible equity | $ | 395,422 | $ | 359,278 | $ | 381,239 | $ 382,686 | $ 398,148 |
| Return on average tangible equity | | (4.76)% | | 12.49 % | | 11.36 % | 7.82 % | 5.38 % |

(a) Tax effect is calculated using a 21% statutory federal corporate income tax rate.

**END OF RELEASE**